EXHIBIT (d)(vii)

Transamerica Life Insurance Company

Cedar Rapids, Iowa

Contact us at 6400 C Street SW, Cedar Rapids, Iowa 52499

800-525-6205

www.transamerica.com

INCOME ADVANTAGE RIDER

DEFERRED INDEX-LINKED VARIABLE ANNUITY

GUARANTEED LIFETIME WITHDRAWAL BENEFIT

WITH STEP-UP AND ADDITIONAL DEATH BENEFIT

This rider is issued as a part of the policy to which it is attached. All provisions of the policy that do not conflict with this rider apply to this rider. In the event of any conflict between the provisions of this rider and the provisions of the policy, the provisions of this rider shall prevail over the provisions of the policy.

The purpose of the guaranteed living benefit provided under this annuity rider is to provide a stream of income payments to the Owner. A change in ownership of the policy is only allowed if the new assignee or Owner meets the qualifications specified in Article III of this rider.

This rider provides a minimum withdrawal benefit that guarantees, upon election, a series of withdrawals from the policy equal to the Withdrawal Percentage shown in the Rider Data Specifications section applied to the Withdrawal Base. The Withdrawal Base is established for the sole purpose of determining the minimum withdrawal benefit and is not used in calculating the cash surrender value or other guaranteed benefits.

Rider Data Specifications

Policy Number:	12345
Rider Date:	07/01/2026

Annuitant:	John Doe
Annuitant’s Issue Age:	35
Annuitant’s Spouse:	Jane Doe
Annuitant’s Spouse Issue Age:	35

Minimum Benefit Age:	59

	Initial	Maximum
Guaranteed Lifetime Withdrawal Rider Fee Percentage*:	1.45%	2.50%

	Additional Death	Net Amount
	Benefit Fee	at Risk Fee
Additional Death Benefit Fee Percentages**:	0.35%	0.00%

Annuitant Additional Death Benefit Factor:	40%

*The Initial Guaranteed Lifetime Withdrawal Rider Fee Percentage will not change during the first five Rider Year(s) and will only change thereafter due to a step-up. When a step-up occurs, the Guaranteed Lifetime Withdrawal Rider Fee Percentage will never be greater than the maximum percentage shown above.

**The Additional Death Benefit Fee Percentages apply for the life of the Annuitant.

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Designated Allocation Account(s): On Your Rider Withdrawal Start Date, all of Your Policy Value must be allocated to one or more of the Designated Allocation Account(s) (or any other option authorized for use with this rider). If Your Policy Value is currently allocated to a non-Designated Allocation Account(s), You must transfer into one or more Designated Allocation Account(s) and provide Your instructions for future reallocation prior to starting Your Withdrawals. You will be notified if there are any changes to the Designated Allocation Account(s).

Guaranteed Lifetime Withdrawal Benefit: The Withdrawal Percentage is determined by using the Rider Year and the Attained Age and is used to determine the Rider Withdrawal Amount as described in Article III. The Withdrawal Percentages are shown in the table below:

Withdrawal Percentage

Attained Age	Rider Year
	1	2	3	4	5	6	7	8	9	10	11+
0-58	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
59-64	4.00%	4.25%	4.50%	4.75%	5.00%	5.25%	5.50%	5.75%	6.00%	6.25%	6.50%
65-69	4.50%	4.75%	5.00%	5.25%	5.50%	5.75%	6.00%	6.25%	6.50%	6.75%	7.00%
70-74	5.00%	5.25%	5.50%	5.75%	6.00%	6.25%	6.50%	6.75%	7.00%	7.25%	7.50%
75-79	5.50%	5.75%	6.00%	6.25%	6.50%	6.75%	7.00%	7.25%	7.50%	7.75%	8.00%
80-84	5.75%	6.00%	6.25%	6.50%	6.75%	7.00%	7.25%	7.50%	7.75%	8.00%	8.25%
85-89	6.00%	6.25%	6.50%	6.75%	7.00%	7.25%	7.50%	7.75%	8.00%	8.25%	8.50%
90-94	6.25%	6.50%	6.75%	7.00%	7.25%	7.50%	7.75%	8.00%	8.25%	8.50%	8.75%
95+	6.50%	6.75%	7.00%	7.25%	7.50%	7.75%	8.00%	8.25%	8.50%	8.75%	9.00%

Return of Rider Fees: The Rider Year and the Return of Rider Fees Percentage are used to determine the portion of Your Guaranteed Lifetime Withdrawal Rider Fees paid that may be returned to You upon Surrender, as described in Article II. The Return of Rider Fees Percentages are shown in the table below:

Return of Rider Fees Percentage
Rider Year	Percentage
1	0%
2	0%
3	0%
4	25%
5	50%
6	75%
7+	100%

ARTICLE I

DEFINITIONS:

Terms used that are not defined in this rider shall have the same meaning as those in Your policy.

Designated Allocation Account(s)

On Your Rider Withdrawal Start Date, Allocation Account(s) authorized for use with this rider and identified by us as Designated Allocation Accounts.

Excess Withdrawal

The excess of a gross withdrawal over the Rider Withdrawal Amount remaining prior to the withdrawal, if any.

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Guaranteed Lifetime Withdrawal Rider Fee

The fee charged for the guaranteed lifetime withdrawal benefits under this rider. The fee will be charged on each Rider Quarter by the Company.

Income Declaration Date

The date You declare Your intent to start taking withdrawals. This date cannot be earlier than the Rider Anniversary following the younger of the living spouse’s birthday in which they attain the Minimum Benefit Age.

Rider Anniversary

The anniversary of the Rider Date for each year the rider remains in force. If a certain date does not exist in a given month, the first day of the following month will be used.

Rider Date

The date shown in the Rider Data Specifications section on which this rider becomes effective.

Rider Quarter

Each three-month period beginning on the Rider Date.

Rider Withdrawal Amount

The maximum amount that can be withdrawn from the policy each Rider Year without causing an Excess Withdrawal under the terms of this rider and thus reducing the Withdrawal Base.

Rider Withdrawal Start Date

The date of the first withdrawal after the Income Declaration Date.

Rider Year

Each twelve-month period following the Rider Date shown in the Rider Data Specifications section. The first Rider Year starts on the Rider Date. Each subsequent Rider Year starts on the Rider Anniversary.

Withdrawal Base

The amount used to calculate the Rider Withdrawal Amount and the Guaranteed Lifetime Withdrawal Rider Fee. This amount cannot be taken as a Surrender and is not payable as a death benefit.

ARTICLE II

GUARANTEED LIFETIME WITHDRAWAL RIDER FEES

The Guaranteed Lifetime Withdrawal Rider Fee is calculated and deducted at the end of each Rider Quarter, on the same day of the month as the Rider Date. If a day does not exist in a given month, the first day of the following month will be used. A portion of this fee will also be deducted when the rider is terminated. It will be deducted automatically from each Account Option on a pro rata basis, excluding the Fixed Holding Account until all other Account options have been depleted of value. The Initial Guaranteed Lifetime Withdrawal Rider Fee Percentage and the Maximum Rider Fee Percentage are shown in the Rider Data Specifications section. The Guaranteed Lifetime Withdrawal Rider Fee Percentage will not change during the first five Rider Year(s) and will only change thereafter due to a step-up. You will be notified of any increase in the Guaranteed Lifetime Withdrawal Rider Fee Percentage.

The quarterly fee is calculated by multiplying (1) by (2) divided by 4, where:

1)	is the greater of the Policy Value or the Withdrawal Base;
2)	is the Guaranteed Lifetime Withdrawal Rider Fee Percentage.

The fee at rider termination is calculated by multiplying (1) by (2) divided by 4 multiplied by (3), where:

1)	is the greater of the Policy Value or the Withdrawal Base;
2)	is the Guaranteed Lifetime Withdrawal Rider Fee Percentage; and
3)	is the number of days that have elapsed since the previous Rider Quarter divided by the number of days within the applicable Rider Quarter.
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RETURN OF RIDER FEES

Prior to the Income Declaration Date, we may return a percentage of Your paid Guaranteed Lifetime Withdrawal Rider Fees upon Surrender of Your Policy. The amount of fees to be returned is calculated by multiplying (1) by (2), where:

1)	is Guaranteed Lifetime Withdrawal Rider Fees paid since the Rider Date multiplied by the Withdrawal Base divided by (Withdrawal Base on the Rider Date plus Premium Payments paid to the policy since the Rider Date (or reset date, if applicable)); and
2)	is the Return of Rider Fees Percentage, shown in the Rider Data Specifications section, based on the Rider Year.

ARTICLE III

GUARANTEED LIFETIME WITHDRAWAL BENEFIT

Under this rider, we guarantee that You can receive up to the Rider Withdrawal Amount each Rider Year, regardless of the Policy Value, (first as withdrawals from Your Policy Value and, if necessary, as payments from us) until the Annuitant’s or the Annuitant’s Spouse’s death, whichever is later. The Annuitant’s Spouse as of the Rider Date is hereafter referred to as the Annuitant’s Spouse. As it pertains to the benefits of this rider, the Annuitant’s Spouse cannot be changed. The Annuitant’s Spouse must be the sole primary beneficiary and/or joint Owner on the policy to which this rider is attached. The only natural Owners allowed on the policy to which this rider is attached are the Annuitant and the Annuitant’s Spouse. This rider requires the Annuitant to also be an Owner, except in the case of non-natural Owners. Such non-natural Owners must be established for the benefit of the Annuitant. Once this rider is issued the Annuitant cannot be changed, except when the underlying qualified policy is transferred pursuant to a divorce, or a surviving spouse continues the policy pursuant to the Continuation provision in Article IV. In that event, this rider will continue during the life of the Annuitant provided the Annuitant remains an Owner. Upon divorce, the Annuitant and former spouse may also mutually agree to remove the former spouse as joint Owner or primary beneficiary and by doing so will forfeit any benefits for the former spouse.

Withdrawals will reduce the Policy Value and death benefit of the policy to which this rider is attached. If the Policy Value equals zero, You cannot make subsequent Premium Payments and all other policy features, benefits and guarantees are no longer available unless specified within this rider. Also, if the Policy Value equals zero and the rider remains in force, we will, unless instructed otherwise, make payments using the current payment instructions on file with us that are equal to the Rider Withdrawal Amount divided by the frequency of payments. If the younger of the Annuitant or Annuitant’s Spouse has attained the Minimum Benefit Age and a systematic payout option is not active at the time the Policy Value equals zero, a payout will be established. Unless instructed otherwise, the default payout frequency will be monthly, unless the amount does not meet the minimum systematic payout requirements in Your policy. If that occurs, we reserve the right to change the frequency and amount in order to meet the minimum systematic payout requirements. If the Minimum Benefit Age has not been attained, payments will begin on the Rider Anniversary following the attainment of the Minimum Benefit Age. Once the payment amount and frequency are established, they cannot be changed, and no additional withdrawals will be allowed. Furthermore, any Additional Death Benefit amount as well as any remaining Minimum Required Cash Value will be paid on the later of the Annuitant’s or Annuitant’s Spouse’s death. We have the right to reasonably require satisfactory evidence a person is alive if payment is based on that person being alive.

While this rider is in force, we will not invoke the Involuntary Cashout provision of the policy to which this rider is attached if this rider has a Withdrawal Base of $2,000 or greater.

Any Excess Withdrawal may impact the Withdrawal Base on a greater than dollar-for-dollar basis.

The Guaranteed Lifetime Withdrawal Benefit can only be taken as a withdrawal benefit, and it does not increase the Policy Value.

WITHDRAWAL PERCENTAGE

The Withdrawal Percentage is used to calculate the Rider Withdrawal Amount. The percentage is determined using the Rider Year and the Attained Age (age at last birthday) of the younger of the living spouses on the Income Declaration Date. The Withdrawal Percentages are shown in the table in the Rider Data Specifications section.

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If the younger of the Annuitant and the Annuitant’s Spouse has not yet attained the Minimum Benefit Age on the Rider Date, the Withdrawal Percentage will be zero until the Rider Anniversary following the younger of the living spouse’s birthday in which they attain the Minimum Benefit Age. Withdrawals prior to age 59 ½ may be subject to the IRS 10% early withdrawal penalty.

RIDER WITHDRAWAL AMOUNT

Beginning on the Income Declaration Date, the Rider Withdrawal Amount available each Rider Year will be equal to the greater of (1) and (2), where:

1)	is the Withdrawal Percentage multiplied by the greater of the Withdrawal Base or Policy Value;
2)	is an amount equal to the Required Minimum Distribution (RMD) amount, if any. For riders added on the Policy Date, the RMD during the first Rider Year is based on the initial premium (initial premium could include premium from transfers received after the policy effective date, but must be deemed initial premium). For riders added after the Policy Date, the RMD for the first Rider Year is calculated using the year-end Policy Value plus any actuarial present value from the previous year. After this time, the RMD is calculated based on the rules established by the IRS. The RMD may only be used if all of the following are true:
A)	the policy to which this rider is attached is a tax-qualified policy for which IRS RMDs are required,
B)	the RMDs do not start prior to the Annuitant’s Required Beginning Date,
C)	the RMDs are based on either the Uniform Lifetime table or the Joint Life and Last Survivor Expectancy table,
D)	the RMDs are based on the age of the Annuitant or the Annuitant’s Spouse if the Annuitant is deceased,
E)	the RMDs are based only on the policy to which this rider is attached,
F)	the RMDs are only for the current Rider Year. Amounts carried over from past Rider Years are not considered, and
G)	no Excess Withdrawals were taken in the previous Rider Year.

If any of the above are not true, then 2) is equal to zero and it is not available as a Rider Withdrawal Amount for the Rider Year.

If You withdraw less than the Rider Withdrawal Amount in a Rider Year, the unused portion cannot be carried over to the next Rider Year.

Surrender Charges may apply if Your Rider Withdrawal Amount exceeds Your surrender charge-free amount.

WITHDRAWAL BASE

The Withdrawal Base is used to calculate the Rider Withdrawal Amount and the Guaranteed Lifetime Withdrawal Rider Fee. On the Rider Date, the initial Withdrawal Base is equal to the Policy Value.

On the Income Declaration Date, the Withdrawal Base will be set equal to the greater of (1) or (2), where:

1)	the Withdrawal Base; and
2)	the Policy Value.

On the Income Declaration Date, if the Withdrawal Base is set equal to the Policy Value as noted in item 2 above, then it will have been deemed to step-up.

During any Rider Year, the Withdrawal Base is increased by subsequent Premium Payments and is adjusted for Withdrawals.

STEP-UP

The rider receives a step-up if the Withdrawal Base is set equal to the Policy Value on the Income Declaration Date. This feature does not require the termination of the existing rider. This rider will continue with the same Rider Date and features. The Guaranteed Lifetime Withdrawal Rider Fee Percentage may change due to a step-up, but there will be no increase in the Guaranteed Lifetime Withdrawal Rider Fee Percentage during the first five Rider Year(s). Following the fifth Rider Anniversary, the Guaranteed Lifetime Withdrawal Rider Fee Percentage may be increased if there is a step-up, but will not exceed the Guaranteed Lifetime Withdrawal Maximum Rider Fee Percentage described in the Rider Data Specifications section.

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You have the right to reject a step-up within 30 days following the Income Declaration Date, if the Guaranteed Lifetime Withdrawal Rider Fee Percentage increased. If You reject a step-up, You must notify us in a manner which is acceptable to us. Changes as a result of the step-up feature will be reversed. Any increase in the Guaranteed Lifetime Withdrawal Rider Fee Percentage or Withdrawal Base will also be reversed.

WITHDRAWAL BASE ADJUSTMENTS

After the Income Declaration Date, gross withdrawals taken in any Rider Year that are less than or equal to the Rider Withdrawal Amount will not reduce the Withdrawal Base. Prior to the Income Declaration Date any withdrawal will be deemed to be an Excess Withdrawal. An Excess Withdrawal will reduce the Withdrawal Base by the greater of the amount of the Excess Withdrawal or an amount proportionate to the Policy Value, both evaluated immediately prior to the Excess Withdrawal.

The Withdrawal Base adjustment is the greater of (1) or (2), where:

1)	is the Excess Withdrawal amount; and
2)	is the result of (A multiplied by B), divided by C, where:
A)	is the Excess Withdrawal amount;
B)	is the Withdrawal Base prior to the Excess Withdrawal; and
C)	is the Policy Value after the Rider Withdrawal Amount has been withdrawn, if applicable, but prior to the withdrawal of the Excess Withdrawal amount.

ADDITIONAL DEATH BENEFIT

We will pay an Additional Death Benefit amount equal to the Additional Death Benefit Factor multiplied by the Additional Death Benefit earnings on the date used to calculate the death proceeds. This amount cannot be withdrawn as a lump sum.

The Additional Death Benefit earnings are the policy gains accrued and not previously withdrawn since the Rider Date. On a given date, the rider earnings amount is equal to (1) minus (2) minus (3) plus (4), where:

1)	the Policy Value on the date the death benefit is determined;
2)	the Policy Value on the Rider Date;
3)	sum of all Premium Payments made after the Rider Date; and
4)	sum of all Withdrawals from the Policy Value after the Rider Date that exceed the Additional Death Benefit earnings on the date of the withdrawal.

Upon the Annuitant’s death, we will pay the Additional Death Benefit amount, and this benefit will terminate. The fee for this benefit will no longer be assessed. Also, upon a change of Annuitant this benefit will terminate and the fee for the benefit will no longer be assessed.

The Additional Death Benefit Fee is calculated and deducted at the end of each Rider Quarter, on the same day of the month as the Rider Date. If a day does not exist in a given month, the first day of the following month will be used. A portion of this fee will also be deducted when the rider is terminated. It will be deducted automatically from each Account Option on a pro rata basis, excluding the Fixed Holding Account until all other Account options have been depleted of value. The Additional Death Benefit Fee is deducted even during periods when the Additional Death Benefit would not pay any benefit.

The quarterly Additional Death Benefit fee is equal to (1) plus (2) divided by 4, where:

1)	the Additional Death Benefit Fee Percentage, shown in Rider Specifications section, multiplied by the Policy Value on the date the fee is deducted; and
2)	the Net Amount at Risk Fee Percentage, shown in Rider Specifications section, multiplied by the Additional Death Benefit earnings.
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The fee at rider termination is equal to (1) plus (2) divided by 4, multiplied by (3), where:

1)	the Additional Death Benefit Fee Percentage, shown in Rider Specifications section, multiplied by the Policy Value on the date the fee is deducted;
2)	the Net Amount at Risk Fee Percentage, shown in Rider Specifications section, multiplied by the Additional Death Benefit earnings; and
3)	is the number of days that have elapsed since the previous Rider Quarter divided by the number of days within the applicable Rider Quarter.

ISSUE AGE AND SURVIVAL

The benefits under this rider depend on the Annuitant or Annuitant’s Spouse being alive at the time of withdrawal and the amount of the benefit depends on the Attained Age of the Annuitant and Annuitant’s Spouse. Reasonable proof of survival and the date of birth may be required by the Company.

If the younger of the spouses’ ages has been misstated, this rider’s fees and benefits will be adjusted to the amounts which would have been calculated for the correct age. If withdrawals under the provisions of this rider have already commenced and the misstatement caused the Rider Withdrawal Amount to be overstated, any withdrawal in excess of the correct Rider Withdrawal Amount will be considered an Excess Withdrawal. As such it will impact the Withdrawal Base, Rider Withdrawal Amount and Additional Death Benefit. If overpayments occurred when the sum of the accumulated values in all the Allocation Account(s) was zero, the amount of that overpayment will be deducted from one or more future payments until this amount is paid in full.

However, if this rider would not have been issued had the age not been misstated, You will lose all of the benefits provided by this rider and any fees charged for this rider would be returned.

ARTICLE IV

CONTINUATION

In the case of spousal joint Owners (or single spousal Owner who is the sole designated beneficiary) where one spouse is the Annuitant, if the spouse who is not the Annuitant dies and the surviving spouse is the sole beneficiary, the surviving spouse may elect to continue the policy and this rider. In the case of spousal joint Owners (or single spousal Owner who is the sole designated beneficiary) where one spouse is the Annuitant, if the spouse who is the Annuitant dies and the surviving spouse is the sole beneficiary, the surviving spouse may elect to continue the policy and this rider with no further Additional Death Benefit.

ANNUITIZATION

On the maximum Annuity Commencement Date, as described in Your policy, You will have the option to receive lifetime income payments that are no less than Your Rider Withdrawal Amount each year.

RIDER RESET

You may elect in a manner acceptable to us, to reset Your rider values by terminating the existing rider and immediately adding a new rider within 15 days following the fifth Rider Anniversary and every fifth Rider Anniversary thereafter, subject to any issue age restrictions for the new rider. There will be no fee deducted for rider termination due to rider reset. Upon Rider Reset, a new rider with all the same features will be issued with a Rider Date set equal to the most recent Rider Anniversary Date and all values will be reset based upon the reset date. The new rider will have its own Withdrawal Percentages and rider fee percentages, which may not be the same as the prior rider. The Rider Withdrawal Amount will be recalculated based upon the new Withdrawal Base after You have established a new Income Declaration Date.

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TERMINATION

This rider will terminate upon the earliest of:

1)	the date the policy to which this rider is attached terminates;
2)	prior to Your Policy Value reaching zero, the date we receive, in Good Order, required information to process a death claim upon the later of Annuitant’s or Annuitant’s Spouse’s death;
3)	on or after Your Policy Value reaching zero, and the later of the Annuitant’s or Annuitant’s Spouse’s date of death;
4)	the date You begin receiving annuity payments under Your policy;
5)	the date in which an Excess Withdrawal reduces the Policy Value to zero;
6)	the date You elect to reset Your rider (as described in Article IV); or
7)	the date any of Your Policy Value is not invested in one of the Designated Allocation Account(s) after Your Rider Withdrawal Start Date.

Termination of the rider will result in the loss of all benefits provided by the rider. After termination, all rider fees will no longer be assessed.

REPORTS TO OWNER

We will give You a report at least once each Policy Year. Before You are eligible to receive the Rider Withdrawal Amount, the report will direct You to contact the Company for information regarding Your Rider Withdrawal Amount. After You are eligible for Your Rider Withdrawal Amount, this amount will be included in the report.

Signed for us at our home office.

Jamie Ohl President	Andrew S. Williams Secretary
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